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                          Universal Display Corporation
                             375 Phillips Boulevard
                             Ewing, New Jersey 08618


November 1, 2001


Via EDGAR and Facsimile (202.942.9544)

Sara Hirsch
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, DC  20549-0306

Re:      Universal Display Corporation
         Registration Statement on Form S-3 filed September 21, 2001 File No. 333- 69854
         -----------------------------------------------------------

Dear Ms. Hirsch:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request withdrawal of the above-captioned registration statement. This registration statement has not been declared effective by the Commission. The selling shareholders named therein have not sold any securities under the registration statement.

We are requesting withdrawal because certain terms of the preferred stock and warrants described in the registration statement may be modified. We intend to file a subsequent registration statement to register the shares underlying the preferred stock and warrants after either (i) agreement has been reached with the holders of these securities regarding modification of terms of the preferred stock and warrants or (ii) a determination has been made that the terms of the preferred stock and warrants will not be changed.

We understand that this application to withdraw our registration statement on Form S-3 will become effective automatically upon filing with the Commission, unless the Commission objects within 15 days after the filing hereof.

If you have any questions, please contact Richard A. Silfen (215-963-5024) or Christine J. Arasin (215-963-5050) of Morgan, Lewis & Bockius LLP, the Company's outside counsel.

Sincerely,

/s/ Steven V. Abramson
-------------------------------------
Mr. Steven V. Abramson
President and Chief Operating Officer